Arnold C. Lakind

Barry D. Szaferman

Jeffrey P. Blumstein

Steven Blader

Brian G. Paul+

Craig J. Hubert++

Michael R. Paglione*

Lionel J. Frank**

Jeffrey K. Epstein+

Stuart A. Tucker

Scott P. Borsack***

Daniel S. Sweetser*

Robert E. Lytle

Janine G. Bauer***

Daniel J. Graziano Jr.

Nathan M. Edelstein**

Bruce M. Sattin***

Gregg E. Jaclin**

Robert P. Panzer

Benjamin T. Branche*

Eric M. Stein**

Robert G. Stevens Jr.**

Of Counsel

Stephen Skillman

Linda R. Feinberg

Anthony J. Parrillo

Paul T. Koenig, Jr.

Robert A. Gladstone

Janine Danks Fox*

Richard A. Catalina Jr.*†

E. Elizabeth Sweetser

Keith L. Hovey

Michael D. Brottman**

Lindsey Moskowitz Medvin**

Mark A. Fisher

Robert L. Lakind***

Thomas J. Manzo**

Carley Ward**

Melissa A. Chimbangu

Kathleen O’Brien

Steven A. Lipstein**

Yarona Y. Liang#

Brian A. Heyesey

Mengyi "Jason" Ye

John O’Leary***

Christopher S. Myles

Christopher S. Kwelty

+Certified Matrimonial Attorney

++Certified Civil and Criminal Trial Attorney

*NJ & PA Bars

**NJ & NY Bars

***NJ, NY & PA Bars

#NY Bar

†U.S. Patent & Trademark Office

Szaferman, Lakind, Blumstein & Blader, P.C. Attorneys at Law 101 Grovers Mill Road, Suite 200 Lawrenceville, NJ 08648 P: 609.275.0400 F: 609.275.4511 www.szaferman.com

March 10, 2016

VIA EDGAR

Pamela A. Long, Assistant Director

Mail Stop 4631

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	BeautyKind Holdings, Inc.

Offering Statement on Form 1-A/A

Filed March 9, 2016

File No. 24-10524

Dear Ms. Long:

On March 9, 2016, BeautyKind Holdings, Inc. (the “Company”) filed the first amendment to its Offering Statement on Form 1-A (the “First Form 1-A/A”). Our law firm is securities counsel for the Company. On March 10, 2016, an associate in my office had a telephone conversation with Edward M. Kelly, Senior Counsel in your office. My associate explained that the Company inadvertently filed the First Form 1-A/A with two errors and that the Company planned on filing another Form 1-A/A on March 10, 2016 to correct these errors (the “Second Form 1-A/A”).

The first error was there were two references to the offering price per share being $6.50 and the 5% underwriting commission per share equaling $0.33. As referenced elsewhere in the filing, the correct price per share is $6.25 and therefore the correct 5% underwriting commission per share equals $0.31. The Second Form 1-A/A corrects these errors on the front page of the preliminary offering circular as well as on page 12 of the preliminary offering circular. In addition, the Second Form 1-A/A corrects a reference on page 12 to proceeds to the Company before expenses being $950,000,000. That number now reads $9,500,000.

The second error was with regard to comment 7 in your comment letter dated March 2, 2016. Comment 7 asked the Company to revise the information on page 22 of the preliminary offering circular to remove the implication that the Company has $3.1 billion of revenue. The Company, in its March 9, 2016 response letter, stated it had removed the graphic that implied $3.1 billion was the Company’s revenue. The First Form 1-A/A mistakenly still had the graphic in question on page 22. The Second Form 1-A/A corrects this error.

Pamela A. Long, Assistant Director Securities and Exchange Commission March 10, 2016 Page 2

The only other changes in the Second Form 1-A/A are the updating of dates and the updating of the exhibit list to reference the documents filed with the First Form 1-A/A.

Thank you for your consideration in this matter. Please feel free to call me at 609-275-0400 should you have any questions.

Very truly yours,

SZAFERMAN, LAKIND, BLUMSTEIN & BLADER, PC

By:	/s/ Gregg E. Jaclin
Gregg E. Jaclin